EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 4/23/26 to 5/27/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
5/1/2026	Buy	217	21.33
5/7/2026	Buy	3,000	21.82
5/12/2026	Buy	9,000	22.01
5/13/2026	Buy	15,148	22.13
5/14/2026	Buy	33,108	22.19
5/15/2026	Buy	8,334	21.62
5/18/2026	Buy	18,586	21.59
5/19/2026	Buy	22,914	21.58
5/20/2026	Buy	4,610	21.68
5/21/2026	Buy	7,166	21.67
5/26/2026	Buy	14,402	21.99
5/27/2026	Buy	44,608	22.27